UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at September 22, 2009

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ronald W. Thiessen
President & CEO

Date: September 22, 2009

Print the name and title of the signing officer under his signature

Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.amarcresources.com

AMARC BEGINS DRILLING THREE SEPARATE DEPOSIT
TARGETS IN BRITISH COLUMBIA

September 22, 2009, Vancouver, BC - Amarc Resources Ltd. ("Amarc" or the "Company") (TSX-V: AHR, OTCBB: AXREF) announces that drill programs will commence on three separate mineral deposit targets in British Columbia (BC). The Newton bulk tonnage gold target is located in south-central BC while the Pinchi porphyry copper-gold and the Bodine zinc-copper massive sulphide targets are located in the north-central part of the province. These three properties have all been optioned from third party vendors and have historical data bases. Based on this data and geological investigations undertaken by Amarc, all three properties are considered to have significant potential for hosting major mineral systems.

Newton Bulk Tonnage Gold Target
Amarc recently signed an Option and Joint Venture Agreement (the "Newton Agreement") with High Ridge Resources Inc. ("High Ridge") on the Newton property, located approximately 120 kilometres southwest of the City of Williams Lake. Historical drilling at the Newton property tested for porphyry-style copper-gold mineralization with low grade results. However, two drill holes (DDH06-12 and DDH06-03) positioned approximately 200 metres apart at the very eastern edge of this historical core drilling intercepted 105 metres of 1.20 g/t gold (including 49 metres at 2.33 g/t gold) and 97 metres at 0.51 g/t gold, respectively within an apparent epithermal, bulk tonnage gold environment. Both of these holes bottomed in mineralization. Amarc plans to drill a series of holes to test if this bulk tonnage-style gold mineralization extends to the east and/or to depth.

Under the terms of the Newton Agreement with High Ridge, Amarc has the right to acquire an 80% interest in the Newton property by making a $60,000 cash payment (completed), issuing 100,000 Amarc shares to the underlying owners (completed), expending $240,000 on exploration before December 31, 2009 and funding an additional $4.7 million within seven years. On exercise of the option by Amarc, the two parties will enter into a joint venture agreement. The Newton Agreement is subject to an underlying agreement with arm's length parties, whereby High Ridge has the right to acquire a 100% undivided interest in all claims held under that agreement through a series of staged payments and share issuances, all of which have been completed, and exploration expenditures, of which only $240,000 remains outstanding. The claims held under the underlying agreement are subject to a 2% net smelter royalty, which may be purchased for $2 million. Annual advance royalty payments of $25,000 apply starting in 2012.

Pinchi Porphyry Copper-Gold Target
Amarc has entered into an Option Agreement with Lysander Minerals Corp. ("Lysander") on the Pinchi property. The property is situated within the Quesnel Trough, a geological trend that hosts numerous porphyry gold-copper deposits. It lies along the same structural corridor as the Kwanika porphyry copper-gold deposit, for which indicated resources of 75 million tonnes at 0.41% copper and 0.42 g/t gold at a 0.40% copper equivalent cut-off have been reported by Serengeti Resources Inc., and the Lorraine porphyry copper-gold-silver deposit. Amarc's 2009 drill program on Pinchi will test strong, extensive and coincident, aeromagnetic and induced polarization (IP) geophysical anomalies underlying a region covered by glacial gravels with no rock outcrop.

Under the terms of the Option Agreement with Lysander, Amarc has the right to earn a 60% interest in the Pinchi property by expending $151,000 on exploration before November 2009 and an additional $3 million over the ensuing three calendar years. Amarc can earn a further 15% interest by spending an additional $4 million on exploration over the subsequent two calendar years. Upon the earlier of Amarc exercising its second option to earn a total 75% interest or electing to remain at a 60% interest, the two parties will enter into a joint venture agreement to further develop the property.

Bodine Zinc-Copper-Silver Massive Sulphide Target
Amarc and Falkirk Resources Corp. ("Falkirk") have amended their Option and Joint Venture Agreement on the Big Time property announced July 6, 2009 to also include Amarc's Bodine property located near the town of Fort St. James. The Bodine project is located within the highly prospective Sitlika Copper-Zinc Belt, which has significant potential for the discovery of base-metal rich volcanogenic massive sulphide (VMS) deposits. In northern BC, the Sitlika Belt hosts the Kutcho deposits, which have measured and indicated resources of 10.4 million tonnes at 2% copper, 3% zinc and 0.36 g/t gold at a 1.50% copper equivalent cut-off, as reported by Capstone Mining Corp. Channel samples taken by Amarc on the Bodine property returned encouraging grades of 1.79% and 1.37% copper over 2.9 metres and 2.4 metres, respectively. Drilling has commenced on the Bodine property.

In 2008, initial drill testing of extensive zinc, copper, silver and lead soil anomalies along with coincident IP signatures over a 2,000 metre by 700 metre area, intercepted thick sequences of favorable felsic volcanic rocks and confirmed the geological environment for volcanogenic massive sulphide (VMS) style deposits. Strong rock alteration was found associated with broad intervals of stringer-style sulphide mineralization that returned highly anomalous zinc and copper values. The 2009 drill program is designed to further test zones along trend where zinc and copper sulphide content appears to be increasing.

Under the terms of the Amended Option and Joint Venture Agreement ("Falkirk Agreement"), Falkirk has the right to earn a 50% interest in the Bodine property by issuing 100,000 shares to Amarc (completed) and funding $600,000 in exploration expenditures before December 31, 2009. Amarc is the operator. On exercise of the option by Falkirk, the two parties will enter into a joint venture agreement. The Falkirk Agreement is subject to an underlying option agreement ("Bodine Agreement") with an arm's length party, whereby Amarc has the right to acquire a 100% undivided interest in all claims held under this agreement by paying remaining property payments totaling $100,000 in stages. The claims held under the Bodine Agreement are subject to a 3% net smelter royalty, 2% of which may be purchased for $2 million with the remaining 1% subject to a right of first refusal in favor of Amarc. Annual advance royalty payments of $50,000 apply starting in 2012.

Amarc and Falkirk had originally agreed to explore the Big Time porphyry copper-molybdenum target which lies west of the Sitlika Copper-Zinc Belt. This target was assessed during the current field season through geological mapping, some 500 soil samples and approximately 12 kilometres of IP survey. A moderate to strong copper-molybdenum-silver soil anomaly was defined, which is associated with a series of porphyry dykes and stocks. Amarc and Falkirk jointly agreed not to further explore the Big Time property but instead amend their agreement to include drill testing of the Bodine property.

In addition to the three properties where drilling will be commenced, Amarc has completed target definition at the Huge South and Olsen prospects also located along the Sitlika Copper-Zinc Belt. The Huge South target is hosted by a thick felsic volcanic pile that extends over at least eight kilometres and represents a classic environment for VMS mineralization. Soil geochemical sampling undertaken during the 2008 field season defined a strong copper-in-soil anomaly extending over a length of almost five kilometres. Geological mapping, some 600 soil samples and approximately 21 line-kilometres of IP survey have been undertaken in 2009 to further define the target. Drill targets are defined and Amarc plans to joint venture further development of this property.

The prospective Olsen target was identified through geological mapping, as well as geochemical and geophysical surveys, undertaken in 2008 and 2009. The soil grid defined a significant linear zinc-copper anomaly with a strike length of 1,100 metres. The anomaly is coincident with a strong IP chargeability signature and associated with felsic volcanic units that represent preferred stratigraphy for VMS mineralization. Drill targets are defined and Amarc plans to joint venture further development of this property.

For maps showing the Newton, Pinchi and Bodine drill targets please visit the Company's website at www.amarcresources.com.

Amarc Resources Ltd. is a Vancouver-based exploration and development company focused on making the next major mineral deposit discovery in the province of British Columbia. Amarc is affiliated with Hunter Dickinson, a private company based in Vancouver that has enjoyed considerable exploration and development success in B.C. with the Golden Bear, Mt. Milligan, Kemess, Gibraltar and Prosperity deposits. Hunter Dickinson expects to further its success in British Columbia through Amarc.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101 and who is supervising the exploration and quality assurance and quality control programs on behalf of Amarc, has reviewed the content of this release. For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address possible future exploration results, resource potential or developments that Amarc expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.